RESIGNATION AS MANAGER AND OFFICER

I, Gary W. Bell, hereby resign from the capacity of officer, director, employee, agent, and representative of

Covenant Financial Corporation, effective immediately.

EXECUTED to be effective as of June 20, 2003.

/s/ GARY W. BELL

Gary W. Bell